333-8231

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 6, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

CR

novo nordisk®

Press release

FOR IMMEDIATE RELEASE

Novo Nordisk A/S (NYSE: NVO) - Financial Statement for the first half of 2002

Bagsvaerd, Denmark (August 6, 2002)

- Sales increased by 6% to DKK 12,034 million in the first half of 2002 compared to the first half of 2001. Sales increased by 9% measured in local currencies.
  - Diabetes care sales increased by 6% to DKK 8,412 million.
  - Hemostasis management sales increased by 15% to DKK 1,726 million.
  - Growth hormone therapy sales decreased by 1% to DKK 998 million.
  - Hormone replacement therapy sales decreased by 1% to DKK 684 million.

- For the second quarter of 2002 alone sales increased by 9% to DKK 6,553 million compared to the second quarter last year. Sales increased by 14% measured in local currencies.

- Operating profit increased by 4% to DKK 2,856 million in the first half of 2002 and by 16% to DKK 1,606 million in the second quarter of 2002 alone.

- Profit before tax in the first half of 2002 decreased by 1% to DKK 2,955 million whereas net profit increased by 1% to DKK 1,925 million.

- Lars Rebien Sørensen, president & CEO said: "Sales in the second quarter of 2002 confirm Novo Nordisk's growth potential. This, combined with a swift implementation of a cost-containment program, enables us to reaffirm the operating profit expectation for 2002 despite the currently more challenging currency environment."

- Novo Nordisk's expectation for operating profit growth for 2002 is unchanged at 5-10%, and net financial income is now expected to be DKK 250 million, assuming that exchange rates remain at the current level for the rest of the year.

- Novo Nordisk has decided to initiate a share repurchasing program of up to DKK 2 billion.

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
Internet:
www.novonordisk.com
CVR Number:
24256790

Novo Nordisk – Financial Statement for the first half of 2002*

The accounting policies applied by Novo Nordisk are in accordance with the Danish Company Accounts Act of 7 June 2001 and the accounting regulations for companies listed on the Copenhagen Stock Exchange. In 2001 the accounting policies were changed to comply with the new Danish Company Accounts Act, and comparative figures have been adjusted.

(Amounts in DKK million except earnings per share, number of shares outstanding and number of employees.)

	H1 2002	H1 2001	% Change H1 2001 to H1 2002
Net turnover**	**12,034**	11,351	*6%*
Gross profit	**8,944**	8,493	*5%*
Gross margin	***74.3%***	*74.8%*	
Sales and distribution costs	**3,802**	3,474	*9%*
Percent of sales	***31.6%***	*30.6%*	
Research and development costs	**1,973**	1,834	*8%*
Percent of sales	***16.4%***	*16.2%*	
Administration costs	**907**	902	*1%*
Percent of sales	***7.5%***	*7.9%*	
Licence fees and other operating income	**594**	457	*30%*
Operating profit	**2,856**	2,740	*4%*
Operating margin	***23.7%***	*24.1%*	
Net financials	**99**	241	*(59%)*
Profit before tax	**2,955**	2,981	*(1%)*
Tax	**1,034**	1,073	*(4%)*
Minority interests	**4**	-	-
Net profit	**1,925**	1,908	*1%*
Depreciation and amortization	**595**	538	*11%*
Shareholders' funds	**21,153**	17,727	*19%*
Total assets	**30,520**	27,321	*12%*
Equity ratio	***69.3%***	*64.9%*	
Number of full-time employees end of quarter	**17,925**	15,410	*16%*
Earnings per share (in DKK) ***	**5.55**	5.52	*1%*
Diluted earnings per share (in DKK) ***	**5.51**	5.48	*1%*
Average number of A and B shares outstanding (million) – diluted	**349.6**	348.1	-

* *Financial statements on a quarterly basis in DKK and EUR are provided in Appendices 1 and 2.*

** A detailed breakdown of turnover by geographical and therapeutic areas is provided in Appendix 3.

*** In accordance with the company's accounting policies earnings per share and diluted earnings per share for H1 2002 have been calculated based on an average number of shares of 346,761,123 and 349,584,407 respectively.

Novo Nordisk A/S Corporate Communications | *Novo Allé* 2880 Bagsvaerd | *Telephone:* +45 4444 8888 | *Internet:* www.novonordisk.com | *CVR Number:* 24256790

FIRST HALF 2002

Novo Nordisk's operating profit was DKK 2,856 million in the first half of 2002 or 4% higher than in the first half of 2001, reflecting a sales growth of 6%, a 30% growth in licence fees and other operating income and a growth in total costs of 8%.

Net financials were DKK 99 million compared to DKK 241 million in the first half of 2001. Pre-tax profit decreased by 1% to DKK 2,955 million. The tax rate for the period was 1 percentage point lower than in 2001, hence net profit increased by 1% to DKK 1,925 million.

SALES

Sales increased by 6% to DKK 12,034 million from DKK 11,351 million in the first half year of 2001. In local currencies, sales increased by 9%.

As previously announced sales in the first quarter of this year did not meet our expectations. The sales performance in the second quarter alone was in line with the plan and supports that a significant part of the sales shortfall noted for the first quarter was due to timing-related issues.

Sales by therapy area: H1 2002


Growth hormone therapy (1%)
HRT (1%)
Other +1%
Haemostasis management +15%
Diabetes Care +6%

Sales by geographical area: H1 2002


International Operations +20%
Europe +4%
Japan & Oceania (4%)
North America +10%

In the first half of 2002 sales grew in diabetes care and hemostasis management and geographically within North America, Europe and International Operations (countries outside Europe, North America and Japan & Oceania).

Diabetes care

Sales of diabetes care products grew by 6% to DKK 8,412 million from DKK 7,938 million in the first half of 2001. Diabetes care products encompass: insulin (eg Novolin®), insulin analogues (NovoRapid®/NovoLog®, NovoMix® 30/NovoLog® Mix 30), insulin delivery systems (eg NovoPen®, InDuo®, NovoLet®, FlexPen®, InnoLet®) and oral antidiabetic products (NovoNorm®/Prandin® and GlucoFormin®).

<u>Insulin, insulin analogues and insulin delivery systems</u>

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

Sales of insulin, insulin analogues and insulin delivery systems increased by 6%. Growth for the first half and the second quarter was primarily realised in International Operations and North America followed by Europe, whereas sales in Japan & Oceania decreased slightly. Novo Nordisk's sales of insulin analogues almost trebled to DKK 392 million (+171%) compared to the first half of 2001.

Europe

The development in sales of insulin, insulin analogues and delivery systems in the first half of 2002 reflects an inventory build-up in a number of European countries in the fourth quarter of 2001, followed by a corresponding de-stocking in the first quarter of 2002. This has affected sales in the first half 2002 negatively by approximately DKK 150 million, and as a result sales only grew by 3% relative to the first half of 2001. In the second quarter of 2002 alone sales grew by 7% relative to the second quarter of 2001.

According to current preliminary external market statistics, the European insulin market and 'in-market' sales for Novo Nordisk both grew by 6% in volume and by 10% in value during the first five months of 2002. Novo Nordisk has thus maintained its position in the European insulin market.

In the second quarter of 2002 NovoRapid®, the rapid-acting insulin analogue, was launched in several countries and is now available in 24 European markets. The European market share of NovoRapid® has increased steadily during the roll-out period.

NovoMix® 30, a new, dual-release insulin analogue, was launched in Germany, Austria, Denmark, France, Holland, Switzerland and Ireland in the second quarter of 2002, and Novo Nordisk still expects this product to be on the market in most European countries by year-end 2002.

North America

In North America sales of insulin and delivery systems increased by 10% in the first half of 2002 measured both in DKK and in local currency. This development has been driven by the launch in September 2001 of NovoLog® (the US brand name for NovoRapid®), and by sales of human insulin in PenFill® insulin cartridges and vials.

NovoLog® has been well received in the US market and will be followed by the launch of NovoLog® Mix (the US brand name for NovoMix®) later this year. In addition, InnoLet®, the world's first disposable insulin doser designed for simpler use, will be available on the US market later this year.

Japan & Oceania

Sales of insulin and delivery systems in the Japan & Oceania region decreased by 3%, whereas sales in Japan decreased by 4%. Adjusted for the effect from the 7% depreciation on average of Japanese yen versus Danish kroner for the first six months of 2002, sales in Japan increased by 3%, partly reflecting an increased competitive environment in Japan.

International Operations

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

Sales of insulin and delivery systems in International Operations increased by 24% in the first half of 2002. The sales in the second quarter partly reflect timing issues as several of the contracts realised in the second quarter are orders originally designated for delivery in the first quarter of 2002. The acquisition of the Brazilian pharmaceutical company Biobrás at the end of January 2002 also contributed to growth.

NovoRapid® was launched in Russia, Hong Kong, Singapore, South Africa and Brazil in the second quarter and is still expected to be launched in more than 20 new countries in International Operations before the end of the year.

Oral antidiabetic products (OAD)
Sales of OAD amounted to DKK 801 million, an increase of 4% compared to the first half year of 2001. In the second quarter sales grew by 9% driven by sales in International Operations and in Europe which together accounted for approximately 50% of total sales. Sales growth was partly driven by GlucoFormin® (generic metformin), which has been included in Novo Nordisk's portfolio of products in Brazil via the acquisition of Biobrás.

Hemostasis management
Sales within hemostasis management (NovoSeven®) increased by 15% to DKK 1,726 million from DKK 1,499 million in the first half of 2001.

The main growth drivers during the first half of 2002 were the same as in the first quarter of 2002: as confidence in the use of NovoSeven® in connection with surgical procedures in hemophilia patients increases so does the use of NovoSeven®. Furthermore, NovoSeven® is increasingly being used for the treatment of acquired hemophilia. Finally, sales are perceived to have been positively affected by increased investigational use.

Sales growth for NovoSeven® was primarily realised in the US, however growth was also realized in Europe.

Growth hormone therapy
Sales of human growth hormone products decreased by 1% to DKK 998 million from DKK 1,011 million. Sales in Japan measured in Danish kroner decreased by 13% partly due to the 7% depreciation on average of the Japanese yen versus Danish kroner. Measured in local currency sales decreased by 6%, reflecting a mandatory price reduction as well as increased competition in general and a relatively slow market development. In Europe and the US Norditropin® SimpleXx®/Norditropin® Liquid® is still delivering sales growth.

Hormone replacement therapy
Sales of hormone replacement therapy products decreased by 1% to DKK 684 million from DKK 692 million. This development is primarily due to increased parallel trade within Europe, but also a lower market growth.

COSTS, LICENCE FEES AND OTHER OPERATING INCOME

Total costs, excluding financial costs and tax, grew by 8% in the first half of 2002 to DKK 9,772 million. The gross margin decreased by approximately 0.5 percentage point from

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

the first half of 2001. The predominant part of this decrease relates to the costs of increased manning related to the ongoing investment in new insulin and NovoSeven® manufacturing facilities.

Sales and distribution costs increased by 9% to DKK 3,802 million. This reflects the expansion of the sales force in the US and the recent launch of NovoMix® in Europe as well as the continued roll-out of products such as NovoRapid® and new insulin delivery systems.

Research and development costs grew by 8% to DKK 1,973 million. This cost increase is primarily related to the development projects NN304 (long-acting insulin analogue), NN1998 – AERx®iDMS (pulmonary insulin), and the new indications for NovoSeven®, but also to the clinical development of NN622 (dual-acting insulin sensitiser), which was suspended on 22 July 2002.

Administration costs for the first half year amounted to DKK 907 million, on par with expenses in the first half of 2001. Included in total costs are depreciation and amortization of DKK 595 million, up from DKK 538 million in the same period of 2001.

In total, licence fees and other operating income amounted to DKK 594 million in the first half year compared to DKK 457 million in 2001. A number of key factors contribute to the increase in licence fees and other operating income. The initial public offering of ZymoGenetics in January 2002 resulted in an accounting gain of approximately DKK 240 million. The transfer of Gabitril® rights outside North and South America by Sanofi-Synthelabo to Anesta/Cephalon also contributed to income in the first quarter of 2002. Finally in the second quarter of 2002 the former subsidiary Hermedico BV was divested, which also resulted in a gain. Hermedico BV is a medical supplier in the Netherlands with focus outside the core business of Novo Nordisk.

NET FINANCIALS AND TAX

Net financials showed a net income of DKK 99 million in the first half of 2002 compared to DKK 241 million in the first half of 2001. Novo Nordisk recorded a foreign exchange gain of DKK 105 million, primarily relating to the depreciation of US dollar and Japanese yen, compared to a gain of DKK 189 million in the first half of 2001. Net interest income was DKK 23 million in the first half of 2002 compared to DKK 76 million in the first half of 2001, whereas other financial items were recorded as an expense of DKK 29 million compared to DKK 24 million in the first half of 2001.

The effective tax rate for the first half was 35%, leading to a total tax expense of DKK 1,034 million for the first half of 2002.

SHAREHOLDERS' FUNDS

Total shareholders' funds were DKK 21,153 million at the end of the first half of 2002, equalling 69.3% of total assets, compared with 69.7% at 31 December 2001.

Shareholders' funds at 31 December 2001	DKK	20,137	million

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

Net profit for the period	-	1,925	-
Sale of own shares (employee shares)	-	36	-
Dividends paid	-	(1,161)	-
Other adjustments	-	216	-
Shareholders' funds at 30 June 2002	DKK	21,153	million
Minority interests at 30 June 2002	DKK	34	million

Holding of own shares
At the end of the second quarter of 2002, Novo Nordisk A/S and its wholly-owned affiliates owned 7,647,491 of its own B shares corresponding to a total nominal value of DKK 15,294,982 or 2.16% of the total share capital.

Share repurchase program
As previously announced the company's investment level is elevated in the period 2001 to 2003 as Novo Nordisk undertakes a significant capacity expansion. The expansion is primarily related to two new facilities: the new insulin bulk factory located in Kalundborg, Denmark, which is expected to deliver insulin to the market by 2004, and a new NovoSeven® factory located in Hillerød, Denmark, which is also expected to be ready by 2004. By 2004 Novo Nordisk expects capacity investments to return to lower levels and hence the company will expect to generate significant, positive free cash flows.

In order to align the capital structure with this expected development in free cash flow, the Board of Directors has today, in accordance with the authorization given at the Annual General Meeting on 12 March this year, decided to repurchase up to DKK 2 billion worth of Novo Nordisk B shares on the open market. The repurchased shares will be kept as treasury shares. In accordance with the Group's accounting policies, the value of the repurchased shares will be written off against shareholders' funds. A corresponding reduction will be made in 'number of shares outstanding' used in the calculation of the Group's financial ratios.

UPDATE ON THE DEVELOPMENT PORTFOLIO

Diabetes care
As announced on 22 July 2002 all current clinical trials involving ragaglitazar (NN622) have been stopped and all planned new clinical trials have been postponed, while preliminary data from preclinical studies in rats and mice are being investigated further. Other activities in the ragaglitazar project continue until Novo Nordisk has completed a renewed benefit/risk assessment of ragaglitazar. This assessment is expected to be ready by the first quarter of 2003.

Hemostasis management
All trials in the expansion program for NovoSeven® are ongoing, and Novo Nordisk still expects to be able to communicate the conclusions from two of these studies later this year, including the study on the use of NovoSeven® in patients undergoing surgery for upper gastrointestinal bleedings.

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

OUTLOOK 2002

Expectations for the full-year sales measured in local currencies are in line with the expectations provided in connection with the announcement of the first quarter results on 30 April 2002. Reflecting the currently prevailing exchange rates this can be translated into a sales growth of 6–8% measured in Danish kroner.

The key drivers of growth within diabetes care will be the continued roll-out of NovoRapid®/NovoLog® and NovoMix®/NovoLog® Mix combined with sales growth of human insulin in International Operations. Within hemostasis management the continued penetration of NovoSeven®, especially in the US and International Operations, is expected to drive sales growth.

A swift implementation of a cost-containment program and slightly higher licence fees and other operating income than previously expected enable Novo Nordisk to reaffirm its expectations of growing operating profit by 5–10% in 2002, assuming that exchange rates remain at the current level for the rest of the year.

Novo Nordisk will still invest DKK 4.5 billion in new production facilities in 2002 and depreciation and amortisation for 2002 are still expected to be realized at the level of DKK 1.3 billion.

Investments for the year 2002 are expected to exceed cash contribution from operations, and Novo Nordisk therefore expects a slightly negative free cash flow in 2002.

As Novo Nordisk has hedged all cash flows for the rest of 2002 in relation to USD, JPY and GBP, the negative influence from the depreciation of those currencies versus DKK on operating profit will be offset by currency hedging gains included in net financials for the year. As a consequence net financial income is now expected at the level of DKK 250 million for the year provided that the current interest rates and exchange rates remain at the current levels for the rest of 2002.

For 2002 Novo Nordisk still expects the tax rate to be 35%, 1 percentage point lower than the tax rate realised in 2001.

FORWARD-LOOKING STATEMENT

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 26 April 2002. Please also refer to the section 'Financial Risk Factors' in the Annual Financial Report 2001. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsværd, 6 August 2002
The Board of Directors
Novo Nordisk A/S

For further information please contact:

Media:	Investors:
Susan Jackson	Rasmus Jorgensen
Phone: (+1) 609 919 7776	Phone (direct): (+1) 212 878 9607

Further information on Novo Nordisk is available on the company's Internet homepage at the address: www.novonordisk.com

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

Appendix 1: 2002 and 2001 - quarterly numbers in DKK

(Amounts in DKK million, except per share / ADR and number of employees)

	2002		2001				% change
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2001 – Q2 2002
Net turnover	**6,553**	5,481	6,460	5,965	6,001	5,350	*9%*
Gross profit	**4,870**	4,074	4,929	4,375	4,447	4,046	*10%*
Gross margin	***74.3%***	*74.3%*	*76.3%*	*73.3%*	*74.1%*	*75.6%*	
Sales and distribution costs	**1,953**	1,849	1,918	1,823	1,770	1,704	*10%*
Percent of sales	**29.8%**	*33.7%*	*29.7%*	*30.6%*	*29.5%*	*31.9%*	
Research and development costs	**1,023**	950	1,183	953	980	854	*4%*
Percent of sales	**15.6%**	*17.3%*	*18.3%*	*16.0%*	*16.3%*	*16.0%*	
Administration costs	**455**	452	523	440	451	451	*1%*
Percent of sales	**6.9%**	*8.2%*	*8.1%*	*7.4%*	*7.5%*	*8.4%*	
Licence fees and other operating income	**167**	427	179	231	136	321	*23%*
Operating profit	**1,606**	1,250	1,484	1,390	1,382	1,358	*16%*
Operating margin	***24.5%***	*22.8%*	*23.0%*	*23.3%*	*23.0%*	*25.4%*	
Net financials	**82**	17	82	93	4	237	-
Profit before tax	**1,688**	1,267	1,566	1,483	1,386	1,595	*22%*
Tax	**(591)**	(443)	(558)	(534)	(499)	(574)	*18%*
Minority interests	**4**	-	-	-	-	-	-
Net profit	**1,101**	824	1,008	949	887	1,021	*24%*
Depreciation and amortisation	**296**	299	273	270	265	273	*12%*
Shareholders' funds	**21,153**	19,782	20,137	18,788	17,727	16,942	*19%*
Total assets	**30,520**	28,674	28,905	28,774	27,321	26,228	*12%*
Equity ratio	***69.3%***	*69.0%*	*69.7%*	*65.3%*	*64.9%*	*64.6%*	
Number of full-time employees end of quarter	**17,925**	17,561	16,141	16,074	15,410	14,473	*16%*
Earnings per share/ADR (in DKK)*	**3.17**	2.38	2.91	2.75	2.57	2.95	*23%*
*Diluted earnings per share/ADR (in DKK)**	**3.15**	2.36	2.89	2.73	2.55	2.93	*24%*
Average number of shares outstanding (million) - basic EPS	**346.8**	346.7	345.8	345.7	345.7	345.6	-
Average number of shares outstanding (million) - diluted EPS	**349.4**	349.8	348.4	348.1	348.1	348.1	-

* *In accordance with the company's accounting policies, earnings per share/ADR of a nominal value of DKK 2 for Q2 2002* have been calculated based on an average number of shares of 346,847,919. Diluted earnings per share/ADR, which include options on Novo Nordisk's own shares with an exercise price below current market value, have been based on an average number of shares of 349,369,393.

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

Appendix 2: 2002 and 2001 - quarterly numbers in EUR

(Amounts in EUR million, except per share / ADR and number of employees)

	2002		2001				% change
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2001 – Q2 2002
Net turnover	**882**	738	870	803	808	720	*9%*
Gross profit	**656**	548	663	589	599	545	*10%*
Gross margin	***74.3%***	*74.3%*	*76.3%*	*73.3%*	*74.1%*	*75.6%*	
Sales and distribution costs	**263**	249	258	245	238	229	*10%*
Percent of sales	**29.8%**	*33.7%*	*29.7%*	*30.6%*	*29.5%*	*31.9%*	
Research and development costs	**138**	128	159	128	132	115	*4%*
Percent of sales	**15.6%**	*17.3%*	*18.3%*	*16.0%*	*16.3%*	*16.0%*	
Administration costs	**61**	61	70	59	61	61	*1%*
Percent of sales	**6.9%**	*8.2%*	*8.1%*	*7.4%*	*7.5%*	*8.4%*	
Licence fees and other operating income	**22**	58	24	30	18	43	*23%*
Operating profit	**216**	168	200	187	186	183	*16%*
Operating margin	***24.5%***	*22.8%*	*23.0%*	*23.3%*	*23.0%*	*25.4%*	
Net financials	**11**	3	11	13	1	32	-
Profit before tax	**227**	171	211	200	187	215	*22%*
Tax	**(80)**	(60)	(75)	(72)	(68)	(78)	*18%*
Minority interests	**1**	-	-	-	-	-	-
Net profit	**148**	111	136	128	119	137	*24%*
Depreciation and amortisation	**40**	40	37	36	36	37	*12%*
Shareholders' funds	**2,847**	2,663	2,711	2,529	2,386	2,280	*19%*
Total assets	**4,108**	3,860	3,891	3,873	3,678	3,530	*12%*
Equity ratio	***69.3%***	*69.0%*	*69.7%*	*65.3%*	*64.9%*	*64.6%*	
Number of full-time employees end of quarter	**17,925**	17,561	16,141	16,074	15,410	14,473	*16%*
Earnings per share/ADR (in EUR)*	**0.43**	0.32	0.39	0.37	0.35	0.40	*23%*
Diluted earnings per share/ADR (in EUR)*	**0.42**	0.32	0.39	0.37	0.34	0.39	*24%*
Average number of shares outstanding (million) - basic EPS	**346.8**	346.7	345.8	345.7	345.7	345.6	-
Average number of shares outstanding (million) - diluted EPS	**349.4**	349.8	348.4	348.1	348.1	348.1	-

Translated for convenience at the 30 June 2002 exchange rate of EUR 1.00 = DKK 7.4292

* In accordance with the company's accounting policies, earnings per share/ADR of a nominal value of DKK 2 for Q2 2002 have been calculated based on an average number of shares of 346,847,919. Diluted earnings per share/ADR, which include options on Novo Nordisk's own shares with an exercise price below current market value, have been based on an average number of shares of 349,369,393.

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

Appendix 3: Net turnover by therapy area and geographical area

(Amounts in DKK million)

		2002				2001	% change
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2001 - Q2 2002
Net turnover total	**6,553**	5,481	6,460	5,965	6,001	5,350	*9%*
Net turnover by therapy area							
Diabetes care	**4,578**	3,834	4,476	4,210	4,184	3,754	*9%*
Haemostasis management	**926**	800	843	754	769	730	*20%*
Growth hormone therapy	**548**	450	626	527	554	457	*(1%)*
Hormone replacement therapy	**349**	335	393	350	365	327	*(4%)*
Other	**152**	62	122	124	129	82	*18%*
Net turnover by geographical area*							
Europe	**2,808**	2,406	2,945	2,578	2,620	2,410	*7%*
North America	**1,498**	1,354	1,331	1,345	1,385	1,216	*8%*
Japan & Oceania	**1,119**	879	1,308	1,111	1,163	916	*(4%)*
International Operations	**1,128**	842	876	931	833	808	*35%*

(Amounts in EUR million)

		2002				2001	% change
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2001 - Q2 2002
Net turnover total	**882**	738	870	803	808	720	*9%*
Net turnover by therapy area							
Diabetes care	**616**	516	602	567	563	*505*	*9%*
Haemostasis management	**125**	108	113	101	104	*98*	*20%*
Growth hormone therapy	**74**	61	84	71	75	*62*	*(1%)*
Hormone replacement therapy	**47**	45	53	47	49	*44*	*(4%)*
Other	**20**	8	18	17	17	*11*	*18%*
Net turnover by geographical area*							
Europe	**378**	324	396	347	353	*324*	*7%*
North America	**202**	182	179	181	186	*164*	*8%*
Japan & Oceania	**151**	118	176	150	157	*123*	*(4%)*
International Operations	**151**	114	119	125	112	*109*	*35%*

* Europe: EU, EFTA, Poland, Czech Republic, Hungary and the Baltic countries
North America: USA and Canada
Japan & Oceania: Japan, Australia and New Zealand
International Operations: All other countries

Novo Nordisk A/S Corporate Communications | Novo Allé 2880 Bagsvaerd | Telephone: +45 4444 8888 | Internet: www.novonordisk.com | CVR Number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 8/6/2002

Lars R. Sørensen

Lars Rebien Sørensen, President and Chief Executive Officer